EXHIBIT 99.1

Bezeq the Israel Telecommunication Corp. Ltd.

Class Action - Pelephone Communication Ltd.

On August 21, 2011 the Company’s subsidiary, Pelephone Communication Ltd. ("Pelephone"), and two other cellular providers were served with a monetary lawsuit and an application seeking class action status that were filed in the Petach Tikvah District Court.

According to the plaintiffs, the defendants charge their subscribers for calls made overseas by rounding the duration of the call to an entire minute, which, according to the plaintiffs, is in violation of the defendants' licenses and the law.

According to the plaintiff whose lawsuit is directed against Pelephone, the overcharges to the plaintiff amounted to NIS 104 (together with VAT). The lawsuit and application do not include a reference to the total sought by the entire purported class action group.

Pelephone has not had an opportunity to assess the lawsuit as yet.